FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2022

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated June 17, 2022

Item 1

Banco Santander, S.A. (“Banco Santander”), in compliance with the Securities Market legislation, hereby announces:

OTHER RELEVANT INFORMATION

Pursuant to the inside information announcement disclosed today to the Spanish National Securities Market Commission (CNMV), related to Héctor Grisi who has been nominated to succeed José Antonio Álvarez as CEO of the Group, Banco Santander hereby communicates that a conference call with Ana Botín, José Antonio Álvarez and Héctor Grisi will take place today Friday 17 June 2022, at 14.00 CET.

To follow the presentation, please register using the following link:

https://cossprereg.btci.com/prereg/key.process?key=P3AP4WC4N

Once registered, the telephone number for the conference call and passcode will be provided.

Boadilla del Monte (Madrid), 17 june 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	June 17, 2022	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance